FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2026 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - June 2026 Earnings presentation

H1’26 Earnings Presentation 22 July 2026

2 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this presentation may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, other companies, including some in our industry, may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025-annual-20-f-2025-disponible-solo- en-ingles-es.pdf), except with respect to the information and the audited financial statements included therein and superseded by the information and the audited financial statements included in our Report on Form 6-K furnished to the SEC on 1 April 2026 relating to certain recast financial information as a result of certain changes to the presentation of the Group’s financial information (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-recast-of-certain-financial-information-and-related-disclosure-for-the-three-years-ended-31-december-2025- en.pdf), as well as the section “Alternative performance measures” of our second quarter financial report, which was published on 22 July 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and- economic-information#quarterly-results). Forward-looking statements Santander hereby warns that this presentation may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this presentation, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

3 Important information • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this presentation is based solely on information currently available to us and speaks only as of the date on which it is made.

4 Important information Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. No offer or solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this presentation. By making this presentation available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in previous periods. Nothing mentioned in this presentation should be taken as a profit and loss forecast. Third Party Information Regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy.

Index 1 H1’26 Highlights Progress on our strategy 2 Group review 3 Final remarks 4 Appendix

Record H1 profit, with all global businesses contributing to our 2026 targets

Another record quarterly profit, backed by 12 million new customers YoY and good activity levels	Q2'26 Und. profit **€3.8bn** +17%	H1'26 Und. profit **€7.3bn** +15%
Accelerating operating performance and profitability fuelled by ONE Transformation	Efficiency **42.8%** -2.9pp	Underlying RoTE **15.6%** +0.7pp **16.8%** with CET1 at 13%
Solid balance sheet with robust credit quality and organic capital build	CoR **1.15%** +2bps	CET1 **14.0%** +1.0pp
Disciplined capital allocation driving profitability and high-teen **shareholder value creation**	Underlying EPS **+20%**	TNAVps + DPS **+19%**

Note: YoY changes. In constant euros: Q2'26 underlying profit +15% and H1'26 underlying profit +14%.
TNAVps + Cash DPS includes the €11.50 cent cash dividend per share paid in November 2025 and the €12.50 cent cash dividend per share paid in May 2026, all forming part of our ordinary shareholder remuneration policy against 2025 results.

6

7 Higher revenue and lower costs are driving double-digit net operating income and profit growth Note: YoY changes. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. For further information, see the ‘Alternative Performance Measures’ section of the Quarterly Financial Report. Group underlying profit excludes: i) integration costs related to TSB (-€250mn in Q2’26); ii) the capital gain resulting from the disposal of the Poland business in Q1’26 (€1,895mn); and iii) results related to the business subject to the Poland disposal in H1’25 (€456mn) Group P&L Current Constant Current Constant € million H1'26 H1'25% % % % NII 22,711 21,237 7 6 6 5 Net fee income 6,851 6,311 9 7 8 7 Other income 1,285 1,418 -9 -9 -9 -9 Total revenue 30,847 28,966 6 6 6 5 Total costs -13,211 -13,251 -0 -1 -1 -2 Net operating income 17,636 15,715 12 11 12 11 LLPs -6,574 -6,058 9 7 8 7 Other results -715 -319 124 127 124 127 Underlying attributable profit 7,328 6,377 15 14 14 14 Non-recurring items 1,645 456 261 261 Attributable profit 8,973 6,833 31 31 Ex. TSB

Our unique business model, disciplined capital allocation, ONE Transformation and network businesses are driving profitable growth and value creation

Scale
Customer focus
Diversification

+

Customer growth
ONE Transformation
Network businesses

=

Revenue up (Every year[1])	+5%	YoY
Costs down (Every year[1])	-2%	YoY

»

Increasing underlying RoTE	+0.7pp	YoY
Higher value creation[2]	+19%	YoY

M&A execution and integration	TSB acquisition completed ✓
Leveraging Tech & AI	AI business value generated[3] €84mn in H1'26
Disciplined capital allocation driving best-in-class profitability	Front book RoTE 21%

(1) In constant euros and like for like (i.e. excluding Poland in 2025 and TSB/Webster perimeter effects).
(2) Value creation measured as TNAVps + cash DPS.
(3) AI business value generated defined as incremental revenue, cost savings and lower loan-loss provisions generated by our Data & AI initiatives, measured as the annual run-rate versus the FY 2025 baseline.

8

More active customers, deeper relationships and structural cost efficiencies make profitability improvements sustainable over time

Active customers
106mn
+6mn
c.125mn in 2028

Fees per active customer
€ constant[2]
130
+3%
c.135 in 2028

Customers
182mn
+12mn
>210mn in 2028

Revenue
+5%
Up MSD every year[1]

Costs
-2%
Down every year[1]

on the back of ***ONE Transformation***

Cost per active customer
€ constant[2]
253
-5%
c.220 in 2028

Gravity & One App serving 53% of retail customers in H1'26
>80% in 2028

Note: YoY changes. Customers projections include TSB and Webster. Webster transaction pending completion and subject to customary conditions including regulatory approvals.
(1) In constant euros and like for like (i.e. excluding Poland in 2025 and TSB/Webster perimeter effects).
(2) In constant euros based on 2025 FX. Annualized.

9

Consistent execution of ONE Transformation, targeted deployment of AI at scale and our three network businesses are delivering structural efficiency improvements

Efficiency ratio

45.3%
2025

ONE Transformation — c.-3pp
- CX for customer growth
- Simplification & automation
- Digital availability
- Contact centres via digital self service

AI — c.-1pp
- Leverage AI to gain primacy with customers
- AI to maximize cross-selling across businesses
- Agentic commerce
- Business value generated €84mn in H1'26 (>€1bn 2025-28)

Global Tech — c.-2pp
- Build once and deploy across the Group
- Leverage common architectures, cloud capabilities and data
- Global vendor consolidation
- Gravity 2.0
- Incremental cost for growth: €0

Network businesses — c.-1pp
- Increase network collaboration revenue
- Reduce cost per transaction: -45% YoY cost per payment transaction in H1'26 (-40% by 2028)

Announced bolt-ons — c.-2pp
- TSB + Webster synergies

c.36%
2028 target



45.3%
-1.2pp
-0.2pp
-0.4pp
-0.8pp
+0.1pp
42.8%
2025
ONE Transformation
H1'26

Note: Webster transaction pending completion and subject to customary conditions including regulatory approval.

10

11 1.7 +15% Underlying profit (€ bn) EfficiencyH1’26 Underlying RoTE FY’28 underlying RoTE target Revenue (€ bn) Retail Group Openbank CIB Wealth Payments EBITDA marginN et w or k b us in es se s >21% c.16% >20% >60% c.45% >20% 40.5% -2.9pp 41.6% -2.9pp 40.8% -3.9pp 35.0% -1.3pp 85.3% -8.3pp 4.1 +12% 1.7 +17% 1.1 +19% 0.1 +297% 7.3 +14% 32.6% +3.8pp 15.6% +0.7pp 17.1 +4% 6.5 +4% 4.8 +16% 2.1 +9% 0.8 +17% 30.8 +6% PBT ex. Motor Finance1 Operating profitability Double-digit profit growth is supported by our 5 global businesses Note: YoY changes in constant euros. Global businesses’ RoTEs are adjusted based on Group’s deployed capital. Openbank’s operating profitability calculated as PBT / Tangible Equity and excluding the additional provisions in UK auto finance (Motor Finance), mostly booked in Q1’26. (1) Openbank PBT including additional provisions in UK auto finance (Motor Finance): -2%. (2) Excluding the additional provisions in UK auto finance (Motor Finance). RoTE217.0% +1.4pp 17.1% +0.8pp 20.3% +0.8pp 56.9% -3.0pp 9.7% 42.8% -2.9pp

Retail

More customers and deeper relationships through an improved and digitally-led product offering, supporting double-digit profit growth

H1'26 execution

- **ONE Transformation** progressing at speed driven by product digitalization, with digital sales +21% YoY; customer interaction platform rollout ready in Spain
- **Profitable loan growth** and generalized increases in **deposits** underscoring our strength as a trusted partner and the value of our customer-centric model
- Excluding Argentina, **CoR** improved YoY to **1.07%,** as a result of our prudent risk management
- **Strong profit growth** reflecting the benefits of ONE Transformation in fees (+6%) and costs (-5% ex. TSB)

H1'26 performance

Loans	Deposits	CoR
€655bn	€687bn	1.19%
+9% (+2% ex. TSB)	+13% (+6% ex. TSB)	+6bps

Efficiency	Profit	RoTE
40.5%	€4,124mn	17.1%
-2.9pp	+12%	+0.8pp

Operating targets



Fees (€ mn)
+6%
3,131
3,329
H1'25
H1'26
Cost per active customer (€)
-6%
191
179
H1'25
H1'26
Non-commercial FTEs per mn customers[1]
-19%
505
410
Jun-25
Jun-26

Operational leverage



Revenue (€ mn)
+4%
16,497
17,135
H1'25
H1'26
Costs (€ mn)
-3%
7,143
6,948
H1'25
H1'26

Note: data and YoY changes in constant euros.
(1) Not including TSB.

12

Retail UK

TSB accelerates execution of our strategy in the UK, adding scale, high-quality deposits and low-risk mortgages, with at least £400mn of cost synergies

TSB contribution

- **Strengthens our UK franchise**, increasing scale in a core market and positioning us as a leading player, **adding 4mn customers** and a complementary branch footprint
- **Enhances our funding mix**, adding a large, high-quality deposit base, and **improves our risk profile**, given TSB's low-risk, mortgage-led book
- Overall, **TSB's successful incorporation from 1 May** creates a stronger and **more profitable business**, with significant **synergy potential ahead**

H1'26 financials

	Total	ex. TSB
Loans	€275bn +22%	€233bn +4%
Deposits	€259bn +26%	€217bn +6%
NIM	1.61% +3bps	1.55% -3bps
PBT	€938mn +40%	€858mn +28%

San UK CoR	San UK RoTE
0.10% +6bps	10.7% +1.8pp

TSB integration

Change in Control 30/04/26

Legal merger Expected Q2'27

- **Acquisition phase** – *Two competing banks*
- **Transition phase** – *Two banks; one holding company*
- **Migration phase** – *One bank*

RoTE improvement path



10%
+4pp
14%
+2pp
≥£400mn cost synergies[1]
16%
2025 Santander UK
Santander UK Standalone improvement
2028 Santander UK standalone
TSB post synergies
2028 combined post synergies

Note: data and YoY changes in constant euros.

(1) Expected pre-tax run-rate synergies in 2028.

13

Openbank Improved value proposition, stronger customer momentum and disciplined execution, leading to 15% underlying PBT growth

H1'26 execution

- **Single legal entity[1] in Europe**, supporting business simplification, cross-selling and AI led transformation
- **Loans up**, driven by widespread growth in auto. **Deposits** reflect our focus on funding optimization
- **Openbank US** has raised $11bn deposits since launch providing c.$150mn in net funding cost savings p.a.
- **PBT +15%** excluding Motor Finance[2], with revenue up 4% and costs down 3% at the same time
- **Profit** affected by c.€200mn from Motor Finance and by c.€160mn from the end of EV fiscal benefits in the US

H1'26 performance

Loans	Deposits	CoR
€220bn	€136bn	2.09%
+3%	+3%	-0bps

Efficiency	PBT		Operating profitability	
41.6%	€1,651mn	€1,405mn	17.0%	14.5%
-2.9pp	+15%	-2%	+1.4pp	-1.2pp
		w/ Motor Finance		w/ Motor Finance

Operating targets

Total customers (mn)

+7%



25.9
27.6
Jun-25
Jun-26

Cost per active customer (€)

-8%



232
214
H1'25
H1'26

Operational leverage

Revenue (€ mn)

+4%



6,295
6,535
H1'25
H1'26

Costs (€ mn)

-3%



2,800
2,718
H1'25
H1'26

Note: data and YoY changes in constant euros. PBT excluding Motor Finance. Operating profitability calculated as PBT excluding Motor Finance / Tangible Equity.

(1) The merger of Santander Consumer Finance, S.A. and Open Bank, S.A. in Europe created a single legal entity.

(2) The additional provisions in H1'26 in UK auto finance (Motor Finance) were €245mn gross, €194mn net of tax and non-controlling interest, mostly booked in Q1'26.

14

CIB

Better efficiency and profitability driving 17% profit growth on the back of client activity

H1'26 execution

- Solid execution of our strategy focused on **disciplined capital allocation,** driving RoTE up to 20%, while we maintain a leading position in efficiency
- **Good activity levels** across business lines. Particular strength in Global Banking and Global Markets, supported by our growth initiatives and our diversified business model
- **Double-digit profit growth** on the back of 9pp positive jaws, with strong revenue growth (+16%) across business lines and most markets

H1'26 performance

Loans	Deposits	CoR
€162bn	**€130bn**	**0.29%**
+22%	+4%	+22bps

Efficiency	Profit	RoTE
40.8%	**€1,742mn**	**20.3%**
-3.9pp	+17%	+0.8pp

Operating targets

Gross collaboration revenue (€ mn)

+5%



1,395
1,469
H1'25
H1'26

Total revenue / avg. RWAs (%)

+0.8pp



8.0
8.8
H1'25
H1'26

Recurrency performance

Fees (€ mn)

+7%



1,259
1,353
H1'25
H1'26

Costs (€ mn)

+7%



1,821
1,948
H1'25
H1'26

Note: data and YoY changes in constant euros.

15

Wealth

High-teen profit growth, with fees up 11% backed by strong client inflows and our focus on value-added activities

H1'26 execution

- Increased focus on **value-added investment solutions and services** (e.g. UHNW and portfolio advisory)
- **Insurance** represents one of the Group's biggest opportunities, with significant upside from today's c.10% penetration to best-in-class levels
- **AuMs reached new record levels**, on the back of solid commercial activity and market performance. **GWPs grew double digits**
- **Strong profit growth,** driven by revenue (+9%), growing well above costs (+6%), on the back of client inflows and our focus on fee generating activities

H1'26 performance

AuMs	CAL (PB)	Gross written premiums
€581bn	**€380bn**	**€6.2bn**
+13%	+15%	+11%

Efficiency	Profit	RoTE
35.0%	**€1,083mn**	**56.9%**
-1.3pp	+19%	-3.0pp

Operating targets

Distribution fees (€ mn)



+8%
1,198
1,292
H1'25
H1'26

PAT + distribution fees Insurance (€ mn)



+17%
753
884
H1'25
H1'26

Revenue growth

Private Banking (€ mn)



+5%
1,193
1,249
H1'25
H1'26

Insurance and Asset Management Solutions (€ mn)



+23%
659
808
H1'25
H1'26

Note: data and YoY changes in constant euros.
Private Banking CAL (Customer Assets and Liabilities) measured as Private Banking AuMs + loans and deposits. Distribution fees including those registered in other businesses.

16

Payments

Global platforms generating value in scope and scale, driving revenue growth and profitability improvements

H1'26 execution

- On track with our **key strategic priorities,** driving strong cost per transaction improvements. First **agentic payments** use case launched in Q2
- **Activity increased across business lines** as we progress on our global platforms. Of note, Getnet TPV growth driven by higher activity in Mexico, Brazil and Europe
- **Open market revenue** represents c.30% of Payments total revenue[1]
- **Profit up strongly** boosted by double-digit revenue growth. EBITDA margin +4pp YoY to 33%

H1'26 performance

Getnet TPV	Getnet Platforms # transactions	Ebury active customers
€129bn	9bn	28k
+10%	5x	+28%

Operating targets

transactions[2] (bn)

+38%



12.0
16.6
H1'25
H1'26

Cost per payment transaction (€ cents)

-45%



2.9
1.6
H1'25
H1'26

Profitable growth

Revenue (€ mn)

+17%



658
771
H1'25
H1'26

EBITDA margin (%)

+3.8pp



28.8
32.6
H1'25
H1'26

Profit (€ mn)

4x



20
78
H1'25
H1'26

Note: data and YoY changes in constant euros.
Getnet Platforms transactions include processed A2A and card transactions.
(1) % open market revenue vs. Payments total revenue, excluding revenue from our cards platform.
(2) # transactions includes Acquiring (Getnet) plus A2A and card transactions managed (Getnet Platforms).

17

Strong organic capital build while accelerating profitability and value creation, with TNAV per share + cash DPS up 19%

CET1

%



+0.6pp
13.5
+0.56
+0.24
-0.24
14.0
Dec-25
Net organic generation
Regulatory & models
Markets, others & one-offs
Jun-26

Underlying RoTE



+0.7pp
14.9%
15.6%
H1'25
H1'26

Underlying RoTE at 13% CET1 **16.8%**

TNAVps + cash DPS

€ per share



Cash DPS: €24.0 cents
+19%
5.50
6.56
6.32
Jun-25
Jun-26

With the buybacks against 2025 results and c.50% of the capital resulting from the Poland disposal, as well as the one expected against H1'26 results that has the ECB's approval, we will have delivered c.€9bn[1] of our commitment of distributing at least €10bn through SBBs for 2025-26

SBB target 2025-26	€10bn
Delivered as of H1'26[1]	c.€9bn

Note: TNAVps + Cash DPS includes the €11.50 cent cash dividend per share paid in November 2025 and the €12.50 cent cash dividend per share paid in May 2026, all forming part of our shareholder ordinary remuneration policy against 2025 results.

Net organic generation includes: attributable profit capital generation, net of ordinary capital distribution and net organic RWAs. For more information, see additional note 1 on slide 62.

(1) Total share buybacks as of H1'26 including: i) €1.7bn share buyback against H1'25 results (completed); ii) €1.8bn share buyback against H2'25 results (underway); and iii) €3.2bn additional share buyback to distribute approx. 50% of the CET1 capital generated following the completion of the sale of 49% of Santander Bank Polska to Erste Group on 9 January 2026 (underway). In addition, the ECB has approved a €1.8bn share buyback against H1'26 results. The implementation of the programme against H1'26 results is subject to the corresponding corporate approvals and its terms will be communicated in due course following approval.

18

Index 1 H1’26 Highlights Progress on our strategy 2 Group review 3 Final remarks 4 Appendix

20 3,165 3,212 3,247 3,528 3,560 3,768 Q1'25 Q2 Q3 Q4 Q1'26 Q2 3,139 3,270 3,333 3,594 3,578 3,750 Underlying profit € mn Underlying profit Constant € mn +15% Higher revenue and lower costs are driving double-digit net operating income and profit growth Note: YoY changes. Group underlying profit excludes: i) integration costs related to TSB (-€250mn in Q2’26); ii) the capital gain resulting from the disposal of the Poland business in Q1’26 (€1,895mn); and iii) results related to the business subject to the Poland disposal in H1’25 (€456mn) +17% +6% +5% Group P&L Current Constant € million H1'26 H1'25% % NII 22,711 21,237 7 6 Net fee income 6,851 6,311 9 7 Other income 1,285 1,418 -9 -9 Total revenue 30,847 28,966 6 6 Total costs -13,211 -13,251 -0 -1 Net operating income 17,636 15,715 12 11 LLPs -6,574 -6,058 9 7 Other results -715 -319 124 127 Underlying attributable profit 7,328 6,377 15 14 Non-recurring items 1,645 456 261 261 Attributable profit 8,973 6,833 31 31

Revenue growth underpinned by more customers and deeper relationships across our businesses

Total revenue

Constant € mn



+6%
14,437
14,710
14,646
15,333
15,237
15,610
Q1'25
Q2
Q3
Q4
Q1'26
Q2



+6%
29,147
+638
+241
+654
+168
+112
-113
30,847
+4%
+4%
+16%
+9%
+17%
H1'25
Retail
Openbank
CIB
Wealth
Payments
CC
H1'26
YoY growth

Group

- **>95% of total revenue is customer related**
- **Solid revenue growth YoY**, both in NII and fees, with all businesses increasing, reflecting the benefits of our model
- **In the quarter**, revenue up 2% on the back of NII and fee growth, mainly in Retail

Detail by business

- In **Retail**, positive performances across most countries, driven by NII and strong fee growth
- **Openbank** up, with solid performances across main revenue lines, especially in Europe and South America
- **CIB** increased mid-teens, supported by client activity across business lines, resulting in record H1 revenue
- **Wealth** up, with both business lines growing, driven by our focus on fee generating activities and by the valuation of certain stakes
- **Payments** rose, boosted by strong fee growth, on the back of higher activity levels across all business lines

Note: data and YoY changes in constant euros.

21

Solid NII performance across most global businesses driven by higher activity levels and our active balance sheet management



NIM
Quarterly
2.65%
2.71%
2.61%
2.68%
2.67%
2.71%
NII
Constant € mn
+7%
10,541
10,818
10,634
10,997
11,092
11,619
Q1'25
Q2
Q3
Q4
Q1'26
Q2
+6%
21,359
+580
+222
+667
-9
-1
-107
22,711
+4%
+4%
+36%
-1%
-2%
H1'25
Retail
Openbank
CIB
Wealth
Payments
CC
H1'26
YoY growth

Note: data and YoY changes in constant euros.
NIM = NII / Average earning assets in current euros.

Margins

- **H1'26 NIM improved slightly YoY:**
  - **Retail** up 3bps, improving mainly in Argentina, Mexico and Spain
  - Strong performances in **Openbank** (+10bps YoY), both in Europe and the US, as well as in **CIB** (+18bps YoY)
- **In the quarter,** NIM rose 4bps, mainly driven by Retail across most of our footprint

Net interest income

- **c.90% of Group NII** is from our Retail and Openbank businesses
- **NII +6% YoY,** with most businesses growing
  - **Retail** up 4%, with positive performances across most countries, driven by volumes and active balance sheet management
  - **Openbank** rose 4%, supported by both volumes and margin management, mainly in Europe and Brazil
  - **CIB** +36% YoY, due to strong, less capital-intensive activity in Global Markets
- **In the quarter,** NII +5%
  - **Retail** rose 7%. Ex. TSB +4%, driven especially by growth in Chile, Spain and Brazil
  - **Openbank** broadly flat across most markets
  - **CIB up** in all business lines, from an already strong Q1

22

Strong net fee income fuelled by structural value added from our global businesses

Net fee income

Constant € mn



+8%
3,170
3,209
3,237
3,532
3,379
3,472
Q1'25
Q2
Q3
Q4
Q1'26
Q2



+7%
6,379
+198
+40
+94
+91
+39
+10
6,851
+6%
+6%
+7%
+11%
+8%
H1'25
Retail
Openbank
CIB
Wealth
Payments
CC
H1'26
YoY growth

Detail by business

- Retail:
  - **Good commercial dynamics** and customer growth (+10mn YoY), supporting widespread increases across our footprint, particularly in transactional
  - Of note, strong performances in Spain, the UK, Mexico and Argentina
- Openbank:
  - **Strong increase**, mainly in Europe and Brazil, driven by new business trends and higher insurance activity
- CIB:
  - **Up** on the back of strong Global Banking activity across countries, especially in the US, deeper client relationships and enhanced advisory capabilities
- Wealth:
  - **Double-digit growth,** mainly driven by Private Banking, up 13%, especially from mutual funds in Spain and securities in the US
- Payments:
  - **Solid growth,** boosted by activity across all business lines, with Getnet TPV up 10%, mainly driven by Mexico, Brazil and Europe

Note: data and YoY changes in constant euros.

23

ONE Transformation delivered 1% cost decline and 11% net operating income growth

GROUP



Revenue
Constant € mn
+6%
14,437
14,710
14,646
15,333
15,237
15,610
Total costs
Constant € mn
-5%
in real terms
-1%
6,584
6,700
6,520
6,898
6,523
6,688
Efficiency
12M rolling
46.5%
46.7%
45.9%
45.3%
44.5%
43.8%
NOI
Constant € mn
+11%
7,853
8,010
8,126
8,435
8,714
8,922
Q1'25
Q2
Q3
Q4
Q1'26
Q2

Costs

- Costs declined YoY, -5% in real terms, with efficiency improving 3pp
  - **Retail** down 5% ex. TSB, with outstanding performances across our footprint
  - **Openbank** -3%, driven both by Europe and the US
  - **CIB** +7%, well below revenue growth, resulting in +9pp operating jaws
  - In **Wealth**, efficiency improved 1.3pp to 35.0%
  - **Payments** rose as we invest in our global platforms, in a context of higher activity
- In the quarter, costs fairly stable ex. TSB, with cost savings in Openbank (Europe and US)

RETAIL AND OPENBANK

Retail and Openbank represent **c.75%** of the Group's total costs



Retail
Openbank



Efficiency
43.7%
40.8%
Revenue
Constant € mn
22,792
23,671
+4%
H1'25
H1'26
Total costs
Constant € mn
9,944
9,666
-3%
-7%
in real terms
H1'25
H1'26

Note: data and YoY changes in constant euros. Contribution to Group costs as a percentage of total operating areas, excluding the Corporate Centre.
Total cost growth in real terms defined as cost growth in constant euros, excluding inflation and perimeter effects from significant M&A transactions (i.e. TSB in H1'26).

24

Group asset quality improving excluding Argentina


CoR
12 months
1.12%
1.13%
1.13%
1.14%
1.14%
1.15%
LLPs
Constant € mn
+7%
3,069
3,071
2,948
3,285
3,256
3,318
Q1'25
Q2
Q3
Q4
Q1'26
Q2

Other credit quality metrics

	Jun-25	Mar-26	Jun-26
NPL ratio	2.90%	3.00%	**2.93%**
Coverage ratio	67%	66%	**64%**
Stage 1	€965bn	€1,024bn	**€1,090bn**
Stage 2	€82bn	€89bn	**€93bn**
Stage 3	€33bn	€36bn	**€38bn**

Credit quality

- **LLPs and CoR** affected by sector-wide trends in Argentina. Excluding Argentina:
  - **LLPs** broadly stable YoY and **CoR** improved 2bps to 1.07%, reflecting our active risk management and resilient labour markets across most of our footprint
  - **NPL ratio** improved 2bps to 2.88%. Excluding TSB, NPL remained at low levels
- **Coverage ratio** evolving in line with portfolio mix. **Stages** growing in line with portfolio, with stable distribution across buckets

Detail by business

- **In Retail, which represents >60% of Group LLPs,** CoR was affected by Argentina. Excluding it, CoR improved YoY to 1.07%, stable QoQ
  - Of note, solid underlying performance in Spain (-18bps YoY) and sound improvement in Brazil (-24bps YoY)
- **In Openbank, which represents >30% of Group LLPs,** CoR was stable YoY (and slightly up QoQ) to 2.09%
  - Strong trends in the US (-17bps YoY, -11bps in the quarter), supported by resilient customer behaviour and capital optimization measures
- **In CIB, LLPs** affected by single names in Europe and Brazil

Note: data and YoY changes in constant euros. CoR, NPL ratio, Coverage ratio and Stages in current euros.
CoR – underlying provisions to cover losses due to impairment of loans in the last 12 months / average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months.

25

Solid capital generation, with profitable front-book growth at 21% RoTE



CET1 ratio
%
+56bps net organic generation in H1'26
+27bps net organic generation
14.4
+0.61
-0.33
-0.01
+0.04
-0.55
-0.11
14.6%
ex. TSB
14.0
c.-1.50
Target
12.8-13%
Mar-26
Att. profit
Ordinary capital distribution[1]
Net organic RWAs[2]
Regulatory & models
TSB
Markets & others
Jun-26
Webster in H2'26
Estimated generation Q3-Q4
Dec-26 expected

Maximize capital productivity

H1'26 or latest estimates

Front book pricing RoTE of new book	**21%**
Asset rotation and risk transfer activities Capital generated	**c.€3.3bn**
Value creation % RWAs with RoRWA > CoE	**90%**

Note: phased-in ratio calculated in accordance with the transitory treatment of the CRR. Webster transaction pending completion and subject to customary conditions including regulatory approvals.

(1) Capital distribution includes deductions for accrual of ordinary shareholder remuneration and AT1 costs. The board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails distributing approximately 50% of the Group's underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and ii) distribute any excess capital to shareholders at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. The execution of the ordinary shareholder remuneration policy and the distribution of any excess capital to shareholders at the end of the 2026-2028 period is subject to corporate and regulatory decisions and approvals.

(2) Business RWA change net of risk transfer initiatives.

26

Index 1 H1’26 Highlights Progress on our strategy 2 Group review 3 Final remarks 4 Appendix

Record H1 profit and on track to meet all our 2026 targets

- **Revenue and costs on track**
  on the back of our consistent execution of ONE Transformation
- **Record quarterly profit**
  supported by a solid P&L from top to bottom
- **Capital on track to achieve 2026 target**
  with strong organic capital build
- **Double-digit shareholder value creation**
  driven by disciplined capital allocation

	H1'26 delivery	2026 targets
Revenue growth	+5% ex. TSB	Mid-single digit in constant euros
Costs	-2% ex. TSB	Down in constant euros
Underlying profit	€7.3bn ex. TSB	Up vs. €14.1bn in 2025
CET1	14.0%	12.8-13% Operating range: 12-13%
TNAVps + Cash DPS	+19%	At least double digit

Note: YoY changes in constant euros. Targets market dependent. Based on macro assumptions aligned with international economic institutions. P&L targets excluding Poland, TSB and Webster in 2025-26, as defined during the Investor Day in February 2026.
TNAVps + Cash DPS includes the €11.50 cent cash dividend per share paid in November 2025 and the €12.50 cent cash dividend per share paid in May 2026, all forming part of our shareholder ordinary remuneration policy against 2025 results.

28

Our Financial North Star

2026 – 28 targets

Strength

CET1

c.13%

12-13% operating range

Excess >13% to be returned at the end of the plan

Profitable growth

Profit	RoTE
>€20bn	**>20%**

by 2028

TNAVps+DPS

Accelerating to High teens

by 2028

&

EPS

annual growth

Double-digit

2026-2028

Shareholder remuneration

Payout	Cash DPS
50%	**>x2** by 2028[1]

Increase cash dividend payout to 35% from 2027

Reinvesting capital organically

>20%

RoTE

Note: the board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group's underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and ii) distribute any excess capital to shareholders at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. The execution of the ordinary shareholder remuneration policy and the distribution of any excess capital to shareholders at the end of the 2026-2028 period is subject to corporate and regulatory decisions and approvals.

(1) vs. 2025.

29

Index 1 H1’26 Highlights Progress on our strategy 2 Group review 3 Final remarks 4 Appendix

2028 Investor Day targets summary Group P&L QoQ variations including and excluding TSB Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

We are well positioned to deliver on our 2028 Investor Day targets

		2025	H1'26	2028 ID targets
Profitability	Underlying profit (€ bn)	13.2	7.3	>€20bn
	Underlying RoTE (%)	15.2	15.6	>20%
	Underlying EPS (%)	17	20	DD annual growth
	Payout (Cash + SBB)[1] (%)	50	50	50
Customers	Total customers (mn)	174	182	>210mn
	Active customers (mn)	102	106	c.125mn
	Fees per active customer (constant €[2])	130	130	c.135
	Cost per active customer (constant €[2])	264	253	c.220
ONE Transformation	Total revenue (%)	5	5	Up MSD every year[3]
	Total costs (%)	0	-2	<€27bn[2] | Down every year[3]
	Efficiency ratio (%)	45.3	42.8	c.36%
Capital	CET1	13.5	14.0	c.13%
	RoTE of new business	22	21	>20%
Value creation	TNAVps + cash DPS (%)	+14	+19	Accelerating to high teens

(1) The board of directors intends to: i) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group's underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and ii) distribute to shareholders any excess capital at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. The execution of the ordinary shareholder remuneration policy and the distribution to shareholders of any excess capital at the end of the 2026-2028 period is subject to corporate and regulatory decisions and approvals.
(2) In constant euros based on 2025 FX rates.
(3) YoY changes in constant euros and like for like (i.e. excluding Poland in 2025 and TSB/Webster perimeter effects).

32

2028 Investor Day targets summary Group P&L QoQ variations including and excluding TSB Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

34 Group P&L QoQ variations including and excluding TSB Group quarterly performance excluding TSB Constant € mn 3,069 3,071 2,948 3,285 3,256 3,302 Q1'25 Q2 Q3 Q4 Q1'26 Q2 6,584 6,700 6,520 6,898 6,523 6,556 NII Fees Revenue Costs LLPs +2% +1% 1% 1% 14,437 14,710 14,646 15,333 15,237 15,383 3,170 3,209 3,237 3,532 3,379 3,457 10,541 10,818 10,634 10,997 11,092 11,405 3% Q2'26 vs. Q1’26 Current Constant Current Constant € million % % % % NII 6 5 4 3 Net fee income 4 3 4 2 Other income -32 -32 -32 -32 Total revenue 4 2 2 1 Total costs 4 3 2 1 Net operating income 4 2 3 1 LLPs 4 2 3 1 Other results -22 -22 -22 -22 Underlying attributable profit 6 5 4 3 Group P&L Ex. TSB

2028 Investor Day targets summary Group P&L QoQ variations including and excluding TSB Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

Retail & Commercial Banking

KEY DATA

Loans	Deposits	Mutual funds
€655bn	€687bn	€124bn
+9% (+2% ex. TSB)	+13% (+6% ex. TSB)	+18%

Efficiency	CoR	RoTE
40.5%	1.19%	17.1%
-2.9pp	+6bps	+0.8pp

P&L

Underlying P&L (€ mn)	Q2'26	% Q1'26	Ex. TSB % Q1'26	H1'26	% H1'25	% H1'25[1]	Ex. TSB % H1'25	Ex. TSB % H1'25[1]
NII	7,370	7.0	3.9	14,159	4.3	6.0	2.7	4.4
Net fee income	1,697	2.2	1.4	3,329	6.3	8.9	5.9	8.4
Total revenue	**8,851**	**5.3**	**2.5**	**17,135**	**3.9**	**5.8**	**2.5**	**4.4**
Total costs	-3,594	5.4	1.5	-6,948	-2.7	-1.2	-4.6	-3.1
Net operating income	**5,258**	**5.2**	**3.2**	**10,188**	**8.9**	**11.1**	**7.9**	**10.1**
LLPs	-2,078	4.3	3.5	-4,021	5.7	9.4	5.3	9.0
Underlying profit	**2,115**	**4.6**	**1.9**	**4,124**	**11.7**	**12.9**	**10.2**	**11.4**

Note: Jun-26 data and YoY changes in constant euros.
(1) % change in current euros.

HIGHLIGHTS

- **ONE Transformation** continued to deliver tangible results, reflected in **fee** growth, a double-digit increase in **customer funds**, **cost to serve** improvement (-6%) and **higher profitability**
- Excluding TSB, **loans** increased 2% YoY, mainly driven by mortgages across countries, **deposits** grew 6% and **mutual funds +18%**
- **Strong profit growth YoY** (+10% ex. TSB), on the back of higher revenue and strong cost reduction. By line:
  - **NII** increased, with positive performances across most of our footprint, boosted by higher volumes and active balance sheet management
  - **Fees** +6%, driven by transactional, FX, insurance and mutual fund fees
  - **Costs** improved 8% in real terms, benefitting from our transformation. As a result, efficiency improved 2.9pp to 40.5%
  - **LLPs** increased due to higher provisions in Argentina, reflecting sector-wide trends in the country. Excluding it, LLPs down 4%
- Excluding TSB, **profit +2% QoQ** driven by NII and fees, which more than offset higher LLPs, affected by the impact of balance sheet optimization initiatives in Spain and the UK, and higher transformation charges

36

RETAIL SPAIN

Loans	Deposits	Mutual funds
€161bn	€238bn	€55bn
+1%	+6%	+17%

Yield on loans	Cost of deposits	Efficiency
3.44%	0.44%	31.3%
-28bps	-8bps	-4.9pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25
NII	1,548	4.8	3,025	2.5
Net fee income	331	-3.8	675	6.8
Total revenue	**1,949**	**2.2**	**3,857**	**6.4**
Total costs	-598	-1.7	-1,207	-8.0
Net operating income	**1,351**	**4.0**	**2,650**	**14.5**
LLPs	-187	59.2	-304	-44.9
Profit before tax	**1,068**	**-8.0**	**2,229**	**32.7**

- **Loans** up YoY, mainly mortgages and personal loans (Select). **Deposits** rose 6%, boosted by Select, and **mutual funds** +17%
- **Strong performance across the P&L** (PBT +33%) with higher NII (balance sheet management and CoD) and fees (FX and insurance), costs down and lower LLPs, driven by balance sheet optimization initiatives and better credit quality
- **NOI +4% QoQ** driven by higher NII and cost reductions. PBT affected by lower LLPs in Q1 due to balance sheet optimization initiatives

RETAIL UK

Loans	Deposits	Mutual funds
€275bn	€259bn	€8bn
+22% (+4% ex. TSB)	+26% (+6% ex. TSB)	+31%

Yield on loans	Cost of deposits	Efficiency
4.18%	1.93%	53.7%
-1bp	+1bp	-8.3pp

			Ex. TSB				Ex. TSB	
Underlying P&L (€ mn)	Q2'26	% Q1'26	% Q1'26	H1'26	% H1'25	% H1'25[1]	% H1'25	% H1'25[1]
NII	1,428	17.9	0.3	2,635	10.5	7.3	1.5	-1.4
Net fee income	102	26.1	8.0	183	36.3	32.4	25.4	21.8
Total revenue	**1,452**	**22.5**	**3.3**	**2,635**	**14.1**	**10.9**	**4.3**	**1.3**
Total costs	-763	16.7	-3.5	-1,416	-1.1	-3.9	-10.3	-12.9
Net operating income	**689**	**29.6**	**11.6**	**1,219**	**39.0**	**35.0**	**28.2**	**24.5**
LLPs	-115	52.2	32.0	-191	74.4	69.4	60.5	55.9
Profit before tax	**522**	**25.2**	**6.0**	**938**	**39.8**	**35.8**	**27.9**	**24.2**

- **Loans** up YoY ex. TSB, supported by positive new business trends over the last 12 months. **Deposits** rose ex. TSB, mainly time deposits from individuals
- Ex. TSB, **PBT+28% YoY,** driven by higher transactional fees and lower costs (transformation and lower impairment charges), partially offset by LLPs (model updates and balance sheet optimization), still at low levels
- Ex. TSB, **PBT +6% QoQ** driven by fees, GFT and costs (transformation), which more than offset higher LLPs (balance sheet optimization initiatives)

Note: Jun-26 data and YoY changes in constant euros.
(1) % change in current euros.

37

RETAIL MEXICO

Loans	Deposits	Mutual funds
€39bn	€41bn	€17bn
+1%	+5%	+11%

Yield on loans	Cost of deposits	Efficiency
13.29%	2.90%	40.1%
-140bps	-100bps	-2.8pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25	% H1'25[1]
NII	1,063	3.9	2,070	0.9	8.0
Net fee income	274	5.3	529	14.5	22.5
Total revenue	**1,299**	**2.0**	**2,552**	**4.2**	**11.5**
Total costs	-523	3.2	-1,022	-2.6	4.2
Net operating income	**775**	**1.1**	**1,529**	**9.2**	**16.9**
LLPs	-341	-0.5	-679	13.9	21.8
Profit before tax	**426**	**3.0**	**832**	**3.5**	**10.8**

- **Loans** up YoY especially in mortgages and personal loans. **Deposit** growth reflects our focus on becoming our customers' primary bank
- **PBT +4% YoY**, driven by fees (transactional and insurance), GFT (FX activity) and costs (simplification and automation), partially offset by higher LLPs (lending activity and model updates)
- **PBT +3% QoQ** driven by NII (active balance sheet management), fees (insurance and transactional) and lower provisions (Q1 model updates)

RETAIL BRAZIL

Loans	Deposits	Mutual funds
€70bn	€67bn	€27bn
+3%	+12%	+25%

Yield on loans	Cost of deposits	Efficiency
16.16%	9.38%	44.0%
-9bps	+76bps	+1.4pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25	% H1'25[1]
NII	1,966	2.7	3,794	0.3	4.9
Net fee income	567	1.8	1,100	-3.0	1.6
Total revenue	**2,423**	**0.0**	**4,737**	**-1.9**	**2.7**
Total costs	-1,081	2.8	-2,085	1.4	6.1
Net operating income	**1,343**	**-2.1**	**2,652**	**-4.2**	**0.2**
LLPs	-1,032	3.1	-1,988	-3.7	0.8
Profit before tax	**285**	**-22.6**	**634**	**-10.1**	**-5.9**

- **Loans** rose YoY, driven by corporates, mortgages and cards (Select). **Deposits** +12%, backed by time deposits in Select, and **mutual funds** up double digits
- **PBT** affected YoY by lower insurance fees, down from high levels in H1'25, and GFT. Costs declined in real terms and LLPs improved, reflecting a change in the portfolio mix in line with our prudent risk management
- **QoQ, positive performances** in NII (balance sheet management) and insurance fees more than offset by weaker performances in GFT, costs and provisions

Note: Jun-26 data and YoY changes in constant euros.
(1) % change in current euros.

38

Openbank

KEY DATA

Loans	Deposits	New lending
€220bn	€136bn	€44bn
+3%	+3%	+8%

Efficiency	CoR	RoTE
41.6%	2.09%	7.7%
-2.9pp	-0bps	-2.7pp

P&L

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25	% H1'25[1]
NII	2,815	-0.1	5,610	4.1	1.9
Net fee income	342	-9.1	714	5.9	5.0
Total revenue	**3,276**	**-0.3**	**6,535**	**3.8**	**1.7**
Total costs	-1,324	-5.7	-2,718	-2.9	-5.0
Net operating income	**1,952**	**3.6**	**3,817**	**9.2**	**7.1**
LLPs	-1,029	-3.4	-2,084	2.7	0.4
Underlying profit	**537**	**82.4**	**827**	**-18.5**	**-20.7**

HIGHLIGHTS

- We aim to become a **leading digital bank that combines advanced technology with a personal and human touch**, placing customers at the heart of our management and maximizing profitability and shareholder value
- **Loans +3% YoY**, driven by widespread growth in auto. **Deposits +3% YoY**, underpinned by our deposit gathering strategy to reduce funding costs and lower NII volatility across the cycle, supported by our digital bank
- **Profit** affected by the Motor Finance[2] charges recorded in Europe this year and a normalized tax rate following the end of EV fiscal benefits in the US in 2025
- Excluding Motor Finance, **PBT increased 15% YoY**:
  - **Revenue** up 4%, with solid performances in NII (volumes and margin management) and fees (higher activity in Brazil and Europe)
  - **Costs** down 3%, backed by our transformation efforts, lower asset impairment and operational risk charges (including those linked to CHFs)
  - **LLPs** rose 3%, in line with credit growth, with a good performance in the US that partially offset increases in Europe, Brazil and Argentina
- **QoQ profit** favoured by lower Motor Finance charges. Excluding them, **profit +28%**, driven by improvements in leasing (the US and Europe), broad-based cost savings, lower LLPs in the US and lower transformation charges

Note: Jun-26 data and YoY changes in constant euros.
(1) % change in current euros.
(2) The additional provisions in H1'26 in UK auto finance (Motor Finance) were €245mn gross, €194mn net of tax and non-controlling interest, mostly booked in Q1'26.

39

OPENBANK EUROPE

Loans	Deposits	Mutual funds
€146bn	€83bn	€6bn
+2%	-2%	+20%

Yield on loans	Cost of deposits	Efficiency
5.74%	1.63%	45.8%
-4bps	-40bps	-6.2pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25	% H1'25[1]
NII	1,211	0.2	2,415	6.2	6.6
Net fee income	195	2.4	385	3.5	3.4
Total revenue	**1,501**	**0.5**	**2,989**	**5.5**	**5.7**
Total costs	-663	-6.5	-1,370	-7.0	-6.9
Net operating income	**837**	**6.8**	**1,619**	**19.1**	**19.4**
LLPs	-347	1.0	-689	11.2	11.3
Profit before tax	**433**	**134.7**	**616**	**-15.6**	**-15.3**

- **Loans** grew YoY, driven especially by auto. **Deposit** trends reflect our focus on profitability in a highly competitive environment
- **PBT** heavily impacted YoY by Motor Finance[2]. Excluding it, PBT +18%, supported by strong performances in NII (margin management and higher volumes), fees (new business trends), leasing and costs
- **PBT +21% QoQ** ex. Motor Finance, due to stronger fees and leasing performance and lower costs and transformation charges

OPENBANK US

Loans	Deposits	Mutual funds
€50bn	€51bn	€4bn
-0%	+9%	+11%

Yield on loans	Cost of deposits	Efficiency
11.98%	2.20%	41.9%
-1bps	+5bps	-0.5pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25	% H1'25[1]
NII	1,097	-0.3	2,189	-0.5	-6.8
Net fee income	65	-22.9	148	-9.5	-15.2
Total revenue	**1,207**	**0.0**	**2,406**	**-2.3**	**-8.6**
Total costs	-489	-6.4	-1,008	-3.5	-9.7
Net operating income	**718**	**4.9**	**1,398**	**-1.4**	**-7.8**
LLPs	-384	-13.8	-827	-10.7	-16.4
Profit before tax	**338**	**46.1**	**568**	**21.2**	**13.5**

- **Loans** were flat YoY, as auto growth offset the impact of our asset rotation initiatives. **Deposits +9%**, in line with our funding optimization strategy
- **PBT +21% YoY**, driven by a decrease in costs (efficiencies and lower asset impairment charges), LLPs (resilient customer behaviour and capital relief measures) and transformation charges
- **PBT +46% QoQ**, mainly due to stronger leasing performance, lower costs (marketing-related expenses) and favourable seasonal trends in LLPs

Note: Jun-26 data and YoY changes in constant euros.
(1) % change in current euros. (2) The additional provisions in H1'26 in UK auto finance (Motor Finance) were €245mn gross, €194mn net of tax and non-controlling interest, mostly booked in Q1'26.

40

Corporate & Investment Banking

KEY DATA

Loans	Deposits
€162bn	€130bn
+22%	+4%

Efficiency	CoR	RoTE
40.8%	0.29%	20.3%
-3.9pp	+22bps	+0.8pp

P&L

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25	% H1'25[1]
NII	1,331	8.3	2,543	35.6	36.9
Net fee income	725	14.2	1,353	7.5	6.8
Total revenue	**2,395**	**-0.6**	**4,779**	**15.9**	**16.0**
Total costs	-1,003	5.2	-1,948	6.9	5.9
Net operating income	**1,392**	**-4.4**	**2,831**	**22.9**	**24.2**
LLPs	-238	13.8	-444	447.3	450.2
Underlying profit	**853**	**-5.1**	**1,742**	**17.2**	**18.3**

HIGHLIGHTS

- Solid execution of our strategy, driving **RoTE up to 20%,** maintaining a **leading position in efficiency**
- **Good activity levels** reflecting the benefits of our growth initiatives and the resilience of our diversified business model. By business line:
  - In **Global Transaction Banking (GTB)**, activity grew in Export Finance and Trade & Working Capital Solutions
  - In **Global Banking (GB)**, strong momentum in Corporate Finance and Debt Finance mainly in the US and LatAm
  - In **Global Markets (GM)**, good performance, especially in the US and LatAm, driven by client-driven activity, particularly in Fixed Income, Currencies, and Commodities (FICC) and Equity
- **Loans** increased strongly YoY, driven largely by growth in less capital-intensive products, especially in Global Transaction Banking and Global Markets. **Deposits** grew mainly in Cash Management
- **Profit +17% YoY**, with solid revenue performances across business lines, growing well above costs, which more than offset the impact of single names in Europe and Brazil in LLPs
- **In the quarter,** revenue was flat as a strong Global Banking performance compensated the usual Q1 seasonality in Global Markets. Profit reflecting higher costs and single names in LLPs

Note: Jun-26 data and YoY changes in constant euros.
(1) % change in current euros.

41

Wealth Management & Insurance

KEY DATA

Net new money (PB)	Net sales (AM)	Gross written premiums
€11.0bn	€6.6bn	€6.2bn
6% of volumes[1]	5% of volumes[1]	+11%

AuMs	Efficiency	RoTE
€581bn	35.0%	56.9%
+13%	-1.3pp	-3.0pp

P&L

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25	% H1'25[2]
NII	340	7.4	655	-1.4	-2.4
Net fee income	442	-3.8	898	11.2	10.5
Total revenue	**1,093**	**8.5**	**2,093**	**8.7**	**8.4**
Total costs	-367	-0.6	-733	5.6	4.5
Net operating income	**726**	**13.8**	**1,360**	**10.5**	**10.6**
LLPs	2	—	-7	-66.3	-66.1
Underlying profit	**590**	**18.9**	**1,083**	**19.3**	**19.5**
Contribution to profit	**1,021**	**10.5**	**1,945**	**13.9**	**15.3**

HIGHLIGHTS

- We continue to build the **best wealth and insurance manager in Europe and the Americas**, supported by our leading global private banking platform and our funds and insurance factories
- **AuMs increased 13% YoY to €581bn new record levels**, on the back of solid commercial activity and favourable market performance. **GWPs rose 11% YoY**, with both Life & Pensions and Protection growing double digits
- **High-teen profit growth YoY**, supported by revenue performances across business lines. Of note, **strong fee growth**, both in PB and Insurance & AM Solutions, reflecting our focus on fee generating activities
- Solid growth in total fee contribution[3] and **total contribution to Group profit[3]** (+9% and +14% YoY, respectively)
- **Efficiency** improved YoY to 35.0% and **RoTE** was 56.9%
- Compared to Q1, **profit grew 19%**, supported by strong revenue growth, mainly from Insurance & Asset Management Solutions

Note: Jun-26 data and YoY changes in constant euros.
(1) Annualized YTD net new money as a % of PB's 2025 customer assets and liabilities (CAL). Annualized YTD net sales as a % of AM's 2025 AuMs.
(2) % change in current euros.
(3) Includes all fees generated by Insurance & Asset Management Solutions, even distribution fees recorded in other businesses.

42

Payment Solutions

KEY DATA

Getnet – TPV
€129bn
+10%

Getnet Platforms – # transactions
9bn
5x

Ebury – active customers
28k
+28%

EBITDA margin
32.6%
+3.8pp

P&L

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25	% H1'25[1]
NII	37	-23.1	82	-1.7	2.3
Net fee income	290	4.2	563	7.5	10.4
Total revenue	**387**	**-0.7**	**771**	**17.1**	**20.2**
Total costs	-337	3.8	-657	7.6	9.5
Net operating income	**51**	**-22.9**	**114**	**138.3**	**176.5**
LLPs	-6	-54.7	-20	80.5	85.1
Underlying profit	**59**	**182.7**	**78**	**297.0**	**400.2**

HIGHLIGHTS

- Payment Solutions is positioned as our **payments platform business**, structured around three business lines:
  - **Getnet**, our acquiring business
  - **Getnet Platforms**, consisting of our A2A platform and our card processing platform
  - **Ebury**, our global platform offering cross-border payments and FX solutions
- **We are on track with our key strategic priorities** to deliver higher profitability by combining growth and scale through our global platforms, resulting in a 45% reduction in the cost per transaction YoY
- Solid growth across our business lines with activity increasing YoY:
  - **Getnet TPV** up 10% driven mainly by higher commercial activity in Mexico, Brazil and Europe
  - Processed transactions in **Getnet Platforms** 5x vs. H1'25, driven by Brazil
  - **Ebury's** active customers rose 28%, supported by commercial expansion
- **Profit 4x higher than H1'25** driven by 17% revenue growth, resulting in a 4pp increase in EBITDA margin YoY to 33%
- **QoQ results** were supported by a strong fee performance, normalization of provisions in Getnet Brazil and a lower tax burden

Note: Jun-26 data and YoY changes in constant euros.
(1) % change in current euros.

43

44 • NII affected by lower interest rates • Greater loss on financial transactions due to a higher impact from foreign currency hedges • Other operating incomeimproved on the back of higher results from certain stakes and dividends from our stake in Poland • Total costs declined, reflecting simplification measures • Strong LLP improvement, following the charges recorded in H1’25 related to our NPL ratio reduction plan • As a result, lower underlying attributable loss, also benefitting from a lower tax burden Corporate Centre HIGHLIGHTSP&L Underlying P&L (€ mn) H1'26 H1'25 NII -338 -232 Gains / losses on financial transactions -450 -143 Total costs -207 -214 LLPs and other results -73 -240 Tax and minority interests 221 93 Underlying profit -525 -713

2028 Investor Day targets summary Group P&L QoQ variations including and excluding TSB Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

SPAIN

Loans	Deposits	Mutual funds
€251bn	€321bn	€117bn
+8%	+5%	+18%

Efficiency	CoR	RoTE
33.6%	0.41%	26.2%
-2.4pp	-6bps	+4.8pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25
NII	2,000	7.5	3,860	7.7
Net fee income	824	7.8	1,588	5.7
Total revenue	**3,227**	**2.4**	**6,380**	**4.3**
Total costs	-1,063	-1.6	-2,142	-2.7
Net operating income	**2,164**	**4.4**	**4,238**	**8.2**
LLPs	-331	26.7	-592	-1.2
Underlying profit	**1,248**	**-2.9**	**2,534**	**12.2**

- **Loans** increased YoY, mainly in CIB. **Deposits**, both time and demand, grew across most global businesses. **Mutual funds** rose 18%
- **Profit +12% YoY** driven by higher NII (volumes and balance sheet management) and fees (transactional and advisory), lower costs and improving LLPs on the back of balance sheet optimization mainly in Q1
- **Strong QoQ performances** in NII and advisory fees. Profit growth affected by lower GFT following a strong Q1 in CIB Global Markets and by low LLPs in Q1

UK

Loans	Deposits	Mutual funds
€277bn	€267bn	€8bn
+21% (+3% ex. TSB)	+24% (+4% ex. TSB)	+6%

Efficiency	CoR	RoTE
53.2%	0.10%	10.7%
-7.7pp	+6bps	+1.8pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	Ex. TSB % Q1'26	H1'26	% H1'25	% H1'25[1]	Ex. TSB % H1'25	Ex. TSB % H1'25[1]
NII	1,453	17.5	0.2	2,687	8.8	5.7	0.1	-2.7
Net fee income	117	25.7	9.8	209	29.6	25.8	20.5	17.0
Total revenue	**1,491**	**21.9**	**3.3**	**2,713**	**12.0**	**8.8**	**2.7**	**-0.3**
Total costs	-777	16.3	-3.4	-1,444	-2.1	-4.9	-11.0	-13.6
Net operating income	**714**	**28.5**	**11.4**	**1,268**	**34.1**	**30.2**	**24.0**	**20.4**
LLPs	-115	52.2	32.0	-191	74.4	69.4	60.5	55.9
Underlying profit	**406**	**26.8**	**9.9**	**725**	**33.3**	**29.5**	**23.4**	**19.9**

- **Loans** up 3% YoY ex. TSB, driven by positive new business trends over the last 12 months. **Deposits** rose 4%, in both time and demand
- Ex. TSB, **profit +23% YoY,** boosted by transactional fees and better costs (transformation and lower impairments), partially offset by LLPs (model update and balance sheet optimization initiatives), remaining at low levels
- Ex. TSB, **profit +10% QoQ,** as higher revenue and lower costs (transformation) more than offset LLP growth due to balance sheet optimization initiatives

Note: Jun-26 data and YoY changes in constant euros.
(1) % change in current euros.

46

PORTUGAL

Loans	Deposits	Mutual funds
€43bn	€42bn	€6bn
+7%	+6%	+12%

Efficiency	CoR	RoTE
28.3%	0.05%	29.7%
+1.3pp	+5bps	-1.4pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25
NII	333	-1.7	672	-1.7
Net fee income	133	0.6	266	4.5
Total revenue	**443**	**-10.4**	**937**	**-5.2**
Total costs	-132	-1.1	-266	-0.6
Net operating income	**311**	**-13.8**	**672**	**-6.9**
LLPs	-10	-21.7	-22	—
Underlying profit	**221**	**-11.5**	**471**	**-10.2**

- **Loans** rose YoY mainly in Retail and CIB. **Deposits** up, mainly in Retail, and **mutual funds** growing double digits
- **Profit** affected **YoY** by impacts on revenue and LLPs in H1'25, that fall outside the ordinary course of our business, partially offset by positive performances in fees (advisory), costs (digital transformation) and tax. Excellent RoTE at 29.7%
- **In the quarter,** profit impacted by lower revenue due to regulatory charges. Excluding them, profit up 5% driven by fee, cost and LLP performances

US

Loans	Deposits	Mutual funds
€116bn	€86bn	€17bn
+6%	+1%	+18%

Efficiency	CoR	RoTE
45.8%	1.47%	13.2%
-4.3pp	-20bps	+2.2pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25	% H1'25[1]
NII	1,475	2.2	2,909	5.4	-1.4
Net fee income	386	3.9	755	18.9	11.3
Total revenue	**2,027**	**1.9**	**4,004**	**8.9**	**2.0**
Total costs	-896	-5.0	-1,833	-0.5	-6.9
Net operating income	**1,131**	**8.1**	**2,171**	**18.4**	**10.8**
LLPs	-427	-8.8	-892	-7.3	-13.2
Underlying profit	**560**	**30.0**	**989**	**25.9**	**17.9**

- **Loans** up YoY, with strong growth in CIB and Wealth. **Deposits** also rose, driven by Openbank, and **mutual funds** increased double digits
- **Profit +26% YoY,** even with tax rate normalization after the end of EV fiscal benefits in 2025, mainly driven by solid performances in revenue (activity in CIB and Wealth) and LLPs (Openbank). RoTE improved significantly to 13.2%
- **Profit +30% QoQ,** with positive trends across the P&L. Of note, strong NII and fees in CIB and solid leasing, costs and LLP performances in Openbank

Note: Jun-26 data and YoY changes in constant euros.
(1) % change in current euros.

47

MEXICO

Loans	Deposits	Mutual funds
€53bn	€48bn	€25bn
+8%	+4%	+9%

Efficiency	CoR	RoTE
40.7%	2.74%	20.7%
-2.8pp	+21bps	-0.3pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25	% H1'25[1]
NII	1,295	5.5	2,502	4.5	11.8
Net fee income	405	0.0	804	9.0	16.7
Total revenue	**1,756**	**4.3**	**3,412**	**5.9**	**13.4**
Total costs	-707	2.2	-1,388	-1.0	5.9
Net operating income	**1,048**	**5.7**	**2,024**	**11.3**	**19.1**
LLPs	-366	0.2	-725	11.6	19.5
Underlying profit	**475**	**11.1**	**897**	**5.5**	**12.9**

- **Loans up 8% YoY,** backed by generalized increases, mainly in CIB. **Deposits grew 4%,** driven by Retail (mainly individuals) and Openbank
- **Profit +6% YoY,** driven by 11% NOI growth, reflecting higher NII (activity in CIB, volumes and balance sheet management), fees (transactional and insurance), GFT (FX activity) and lower costs, partially offset by higher LLPs and tax burden
- **Profit +11% QoQ,** underpinned by a strong revenue performance, largely due to higher activity in CIB and balance sheet management

BRAZIL

Loans	Deposits	Mutual funds
€100bn	€93bn	€60bn
+3%	+8%	+7%

Efficiency	CoR	RoTE
40.5%	4.14%	14.5%
+1.4pp	-5bps	+0.3pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25	% H1'25[1]
NII	2,611	1.6	5,067	2.1	6.9
Net fee income	819	-1.8	1,615	-0.4	4.3
Total revenue	**3,337**	**-2.2**	**6,595**	**-0.1**	**4.5**
Total costs	-1,385	3.1	-2,669	3.3	8.2
Net operating income	**1,952**	**-5.7**	**3,926**	**-2.4**	**2.2**
LLPs	-1,266	3.5	-2,436	1.6	6.4
Underlying profit	**551**	**-3.0**	**1,093**	**4.8**	**9.7**

- **Loans +3% YoY,** supported by Openbank and cards (Select) and corporates in Retail. **Deposits +8%,** mainly time deposits from individuals (Select), reflecting our focus on changing mix from corporates to individuals
- **Profit +5% YoY** in a challenging environment, driven by Openbank and a lower tax burden. Costs down in real terms and LLPs growing below loans
- **In the quarter,** stronger NII (balance sheet management) and lower tax pressure. Profit affected by the impact of the macro environment across the P&L

Note: Jun-26 data and YoY changes in constant euros.
(1) % change in current euros.

48

CHILE

Loans	Deposits	Mutual funds
€42bn	€30bn	€14bn
+5%	+10%	+12%

Efficiency	CoR	RoTE
29.7%	1.28%	22.0%
-4.9pp	-3bps	+2.5pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25	% H1'25[1]
NII	608	26.4	1,093	8.9	9.0
Net fee income	146	-7.7	306	3.0	3.1
Total revenue	**809**	**12.1**	**1,538**	**8.9**	**9.1**
Total costs	-236	7.6	-457	-6.6	-6.5
Net operating income	**573**	**14.1**	**1,081**	**17.2**	**17.3**
LLPs	-147	8.6	-284	-3.5	-3.4
Underlying profit	**259**	**24.6**	**469**	**27.1**	**27.2**

- Customers increased 7% YoY, supporting **loan** growth across businesses. **Deposits** up, driven by time deposits. **Mutual funds** grew at double digits
- **Profit up 27% YoY**, boosted by all revenue lines, mainly NII (UF and cost of deposits) and GFT (CIB), lower IT costs and LLP improvement
- **Strong profit growth QoQ**, backed by solid NII, favoured by higher UF, and a lower tax burden, more than offsetting higher costs (salary agreement) and LLPs (Commercial)

ARGENTINA

Loans	Deposits	Mutual funds
€10bn	€12bn	€9bn
+10%	+5%	+35%

Efficiency	CoR	RoTE
38.2%	11.12%	13.9%
-7.2pp	+603bps	-7.9pp

Underlying P&L (€ mn)	Q2'26	% Q1'26	H1'26	% H1'25
NII	562	-6.4	1,162	23.8
Net fee income	232	5.7	452	15.9
Total revenue	**708**	**9.6**	**1,355**	**18.3**
Total costs	-255	-3.3	-518	-0.5
Net operating income	**454**	**18.4**	**837**	**34.0**
LLPs	-265	-18.9	-592	183.2
Underlying profit	**142**	**172.9**	**194**	**-26.0**

- **Loans** rose 10% YoY, mainly in Retail across all products, following strong growth in 2025. **Deposits** grew 5% in a competitive environment
- **NOI up double digits YoY**, boosted by a rise in NII and fees (cards and FX) and cost management. Profit impacted by higher LLPs mainly in Retail, reflecting sector-wide trends
- **QoQ**, strong profit performance boosted by revenue growth, lower costs across most businesses and LLP moderation

Note: Jun-26 data and YoY changes in constant euros. Argentina in current euros.
(1) % change in current euros.

49

2028 Investor Day targets summary Group P&L QoQ variations including and excluding TSB Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

51 Santander’s capital levels amply exceed minimum regulatory requirements * Phased-in ratios are calculated in accordance with the transitory treatment of the CRR. (1) Estimated countercyclical buffer as of Jun-26. (2) Estimated systemic risk buffer as of Jun-26. (3) Taking into account the expected impact from the Webster acquisition, estimated at c.-150bps. (4) Maximum distributable amount (MDA) trigger = 4.18% - 0.17% = 4.01% (17bps of AT1 shortfall is covered with CET1). Santander Parent Bank has €79.0bn in Available Distributable Items, c.125 times the full Parent AT1 budgeted for 2026. 4.50% 14.02% 12.8-13% by year end 0.98% 2.50% 1.25% SyRB, 0.06% CCyB, 0.55% 1.83% 1.66% 1.50% 2.44% 3.09% 2.44%14.09% 18.77% >16% Regulatory Requirements 2026 Group ratios Jun-26 2026 target ratios CET1CCoB Pillar 1 AT1 G-SIB/O-SII buffer Tier 2 Tier 2 AT1 Pillar 2 R Jun-26 +468bps +401bps 1 2 +418bps SREP capital requirements and MDA* CET1 ratio of 14.0%, on track to meet our 12.8-13%3 target for the year, at the top end of our 12-13% operating range The minimum CET1 to be maintained by the Group is 9.83% As of Jun-26, the distance to the MDA is 401bps4 and the CET1 management buffer is 418bps

52 Bond portfolio represents 8% of total assets HTC&S duration: 1.9 years Mark to market impact of the HTC portfolio equivalent to <1% of total CET1 (€86.4bn) %, Dec-25 Spain 46% UK 6% Portugal 6% Openbank Europe 5% US 10% Mexico 9% Brazil 9% Chile 6% Rest of the Group 3% €165bn o/w HTC €130bn (79%) ALCO IRRBB €122bn Liquidity portfolio €43bn Bond portfolios €165bn Diversified bond portfolio represents just 8% of total assets Jun-26 Note: ALCO IRRBB: portfolio used by the asset and liability committee to manage interest rate risk in the banking book.

53 3.0 8.1 5.4 1.0 3.1 0.2 1.7 0.7 2.7 0.6 0.4 0.7 1.6 6.8 14.0 7.2 0.7 1.4 Covered bonds Senior Senior non- preferred AT1 Tier 2 Other Conservative and decentralized liquidity and funding model € bn, Jun-26 2026 2027 2028 2029 >20302030 €30.0bn1issued in public markets in H1’26 Very manageable maturity profile € bn, Jun-26 (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) $0.8bn (€0.7bn) of AT1 (net between a $1.5bn issuance, ISIN US05971KAY55, and $0.7bn repurchased following the tender offer exercise on ISIN US05971KAH23, both executed in Jun-26). (3) Includes AT1 / Preferred shares and Tier 2 / Subordinated. (4) Other includes issuances in the year-to-date in Chile, Portugal, Mexico, and Argentina. Covered Bonds Senior Senior Non- Preferred 3 1.5 13.0 9.0 9.3 5.5 15.6 4.5 12.8 16.2 7.4 9.9 26.7 0.9 10.2 8.1 13.5 9.5 20.0 0.2 0.1 1.6 0.2 2.3 25.0 2 Spain UK Openbank Europe Brazil US Other4

54 2026 issuances against funding plan Plan Issued Plan Issued Plan Issued Plan Issued Banco Santander, S.A. 1 - 2.5 1.7 13 - 15 12.4 0.5 - 2 3.0 14.5 - 19.5 17.1 UK - - 3 - 5.5 2.0 3 - 4 3.1 6 - 9.5 5.1 SHUSA - - 1 - 3 2.7 - - 1 - 3 2.7 TOTAL 1 - 2.5 1.7 17 - 23.5 17.1 3.5 - 6 6.1 21.5 - 32 24.8 AT1 + Tier 2 SNP + Senior Covered Bonds TOTAL € bn, Jun-26 • Continue fulfilling the 1.5% AT1 and 2.4% Tier 2 buffers subject to RWA growth • MREL & TLAC ratios above regulatory requirements • Maintain a solid liquidity position, with LCR and NFSR above minimum requirements and ample liquidity buffers 1 Execution of 2026 funding plan Banco Santander, S.A.’s 2026 funding plan contemplates the following: 2 2 Note: issuance plan is subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Includes €1bn Tier 2 issued in Apr-26 and $0.8bn (€0.7bn) of AT1 (net between a $1.5bn issuance, ISIN US05971KAY55, and $0.7bn repurchased following the tender offer exercise on ISIN US05971KAH23, both executed in Jun-26). (2) Includes €2.6bn Senior Non-Preferred (SNP) and €0.6bn Senior Preferred issued in 2025, as pre-funding for the 2026 funding plan. 1

55 €39.1bn 334bps €28.4bn 678bps €17.0bn 155bps €23.6bn 781bps 90.1 10.0 12.4 1.2 36.5 27.8 177.9 MREL instruments 31.2% 11.9% 4.5% 6.8% 3.3% 42.4% 15.2% % RWAs % LE 18.0% 6.8% 4.5% 7.8% 1.5% 30.3% 8.3% % RWAs % LE TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. % and € bn, Jun-26(e) Req. 35.7% SNP T2 CET1 Senior AT1 Sub debt %, Jun-26(e) Req. 22.5% Distance to M-MDA 1 1 1 1 2 Requirement CBR Buffer TLAC MREL (1) TLAC RWAs are €302bn and leverage exposure (LE) is €1,101bn. MREL RWAs are €419bn and leverage exposure is €1,170bn. (2) MREL Requirement based on RWAs from Jun-26: 31.17% + Combined Buffer Requirement (CBR). Requirement CBR Buffer

56 Jun-26 Mar-26 Mar-26 Spain 2 154% 150% 119% UK 2 163% 158% 136% Portugal 142% 131% 113% OB Europe 200% 210% 116% US 165% 166% 124% Mexico 144% 152% 122% Brazil 184% 183% 119% Chile 165% 148% 110% Argentina 149% 148% 147% Group 155% 151% 122% € bn, Jun-26 Net Stable Funding Ratio (NSFR) 1 Liquidity Coverage Ratio (LCR) HQLAs1 3 Liquidity balance sheet HQLAs Level 1 319.3 HQLAs Level 2 9.7 o/w Level 2A 5.7 o/w Level 2B 4.0 Well-funded, diversified, prudently managed and highly liquid balance sheet with a large contribution from customer deposits, reflected in solid liquidity ratios 1 €329bn o/w cash €136bn ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances Equity and other liabilitiesFinancial assets 430 49 80 180 1,149 223 74 1,134 1,659 1,659 Assets Liabilities Note: liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. HQLAs used in the consolidated LCR numerator: €301bn. See Glossary for definitions. (2) UK: Ring-fenced bank, local criteria; Spain: Banco Santander, S.A. standalone. (3) Group LCR. Consolidated LCR 146% in Jun-26 and 143% in Mar-26. See Glossary for definitions.

2028 Investor Day targets summary Group P&L QoQ variations including and excluding TSB Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

Reconciliation of underlying results to statutory results

EUR mn

	January-June 2026			January-June 2025		
	Statutory results	Adjustments	Underlying results	Statutory results	Adjustments	Underlying results
Net interest income	22,711	—	22,711	21,211	26	21,237
Net fee income	6,851	—	6,851	6,342	(31)	6,311
Gains (losses) on financial transactions[1]	732	—	732	1,032	(6)	1,026
Other operating income	528	25	553	393	(1)	392
Total income	**30,822**	**25**	**30,847**	**28,978**	**(12)**	**28,966**
Total costs	(12,535)	(676)	(13,211)	(12,398)	(853)	(13,251)
Net operating income	**18,287**	**(651)**	**17,636**	**16,580**	**(865)**	**15,715**
Net loan-loss provisions	(6,574)	—	(6,574)	(6,525)	467	(6,058)
Other gains (losses) and provisions	(1,752)	1,037	(715)	(951)	632	(319)
Profit before tax	**9,961**	**386**	**10,347**	**9,104**	**234**	**9,338**
Tax on profit	(2,442)	(107)	(2,549)	(2,367)	(210)	(2,577)
Profit from continuing operations	**7,519**	**279**	**7,798**	**6,737**	**24**	**6,761**
Net profit from discontinued operations	1,895	(1,895)	—	726	(726)	—
Consolidated profit	**9,414**	**(1,616)**	**7,798**	**7,463**	**(702)**	**6,761**
Non-controlling interests	(441)	(29)	(470)	(630)	246	(384)
Profit attributable to the parent	**8,973**	**(1,645)**	**7,328**	**6,833**	**(456)**	**6,377**

(1) Includes exchange differences.

Explanation of 2026 adjustments:

- Certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 676 million.
- In the statutory income statement, the EUR 1,895 million capital gain resulting from the completion of the Poland disposal in Q1 2026 was recorded in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, said capital gain is excluded from underlying profit.
- In the statutory income statement, EUR 250 million of restructuring costs associated with the TSB acquisition in Q2 2026 were recorded in the 'Provisions or reversal of provisions' line item, aggregated in 'other gains (losses) and provisions'. However, in the underlying income statement, these costs have been excluded from underlying profit.
- In Q2 2026, an additional provision totalling EUR 39 million, net of tax and non-controlling interests, was recorded for or potential complaints related to motor finance dealer commissions in the UK associated with our joint ventures. In the underlying income statement, this provision has been reclassified from a line item that is aggregated within 'other operating income', from 'tax on profit' and from 'non-controlling interests' to 'other gains (losses) and provisions', thereby recording the full amount in aggregate in a single line item..

Explanation of 2025 adjustments:

- In the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded from underlying profit.
- Certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 865 million.
- A capital gain, that falls outside the ordinary course of our business, in Q2 2025 of EUR 231 million from the sale of Santander's remaining 30.5% stake in CACEIS.
- A one-off charge of EUR 467 million in Q2 2025 (EUR 231 million, net of tax and minority interests), which strengthened the balance sheet after having updated macroeconomic parameters in Brazil's credit provisioning models.

58

2028 Investor Day targets summary Group P&L QoQ variations including and excluding TSB Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

60 Glossary - Acronyms • AI: Artificial Intelligence • A2A: Account-to-account • AM: Asset Management • AT1: Additional Tier 1 • AuMs: Assets under management • bn: Billion • bps: Basis points • c.: Circa • CAL: Customer assets and liabilities • CET1: Common equity tier 1 • CHF: Swiss franc • CIB: Corporate & Investment Banking • CoE: Cost of equity • CoR: Cost of risk • CRR: Capital Requirements Regulation • CX: Customer experience • DPS: Dividend per share • EBITDA: Earnings before interest, taxes, depreciation and amortization • ECAs: Export credit agencies • ECB: European Central Bank • EPS: Earnings per share • EUR: Euro • EV: Electric vehicle • FTE: Full-time equivalent • FX: Foreign exchange • GB: Global Banking • GFT: Gains on financial transactions • GM: Global Markets • GTB: Global Transaction Banking • H: Half year • I&AMS: Insurance & Asset Management Solutions • IFRS: International Financial Reporting Standard • k: Thousands • LatAm: Latin America • LLPs: Loan-loss provisions • M&A: Mergers and acquisitions • mn: Million • MSD: Mid-single digit • NII: Net interest income • NIM: Net interest margin • NOI: Net operating income • NPL: Non-performing loans • P&L: Profit and loss • PAT: Profit after tax • Payments: Payment Solutions • PB: Private Banking • PBT: Profit before tax • pp: Percentage points • ps: Per share • Q: Quarter • QoQ: Quarter-on-quarter • Repos: Repurchase agreements • Retail: Retail & Commercial Banking • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SBB: Share buybacks • SME: Small and medium enterprises • UHNW: Ultra-high-net-worth • UK: United Kingdom • US: United States • TNAV: Tangible net asset value • TPV: Total payments volume • YoY: Year-on-Year • YTD: Year to date • Wealth: Wealth Management & Insurance • #: Number

61 Glossary - Definitions Note: the averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). (1) Excluding the adjustment to the valuation of goodwill, since they are not considered in the denominator, we believe this calculation is more correct. (2) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends. For more information, please see ‘Alternative Performance Measures’ section of the Quarterly Financial Report. PROFITABILITY AND EFFICIENCY • Underlying RoTE: Underlying profit attributable to the parent minus AT1 costs (annualized)1 / Average stockholders' equity2 (excl. minority interests) - intangible assets • RoRWA: Consolidated profit (annualized) / Average risk-weighted assets • Efficiency: Underlying total costs / Underlying total income. Total costs defined as administrative expenses + amortizations + other operating costs VOLUMES • Loans: Gross loans and advances to customers (excluding reverse repos) • Deposits: Customer deposits (excluding repos) CREDIT RISK • NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions / Total risk Total risk is defined as: non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances + debt securities issued by non-financial institutions • NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions / Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions • Cost of risk: Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months CAPITALIZATION • TNAV per share (Tangible net asset value per share): Tangible book value / Number of shares excluding treasury stock. Tangible book value calculated as Stockholders' equity (excl. minority interests) - intangible assets LIQUIDITY • Group LCR: This ratio is calculated using an internal methodology that determines the common minimum percentage of simultaneous coverage in all Group jurisdictions, taking into account all existing restrictions on the transfer of liquidity in third countries. This methodology reflects more accurately the Group’s resilience to liquidity risk • Consolidated LCR: This ratio is calculated, at the request of the ECB, using a consolidation methodology that does not take into account any excess liquidity in excess of 100% of the LCR outflows and that is subject to transferability restrictions (legal or operational) in third countries, even if such excess liquidity can be used to cover additional outflows within the country itself, which is not subject to any restrictions

62 Additional notes (1) Phased-in ratio calculated in accordance with the transitory treatment of the CRR. • Capital distribution includes deductions for accrual of ordinary shareholder remuneration and AT1 costs. The board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails distributing approximately 50% of the Group’s underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and ii) distribute any excess capital to shareholders at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. The execution of the ordinary shareholder remuneration policy and the distribution of any excess capital to shareholders at the end of the 2026-2028 period is subject to corporate and regulatory decisions and approvals. • Business RWA change net of risk transfer initiatives. • One-offs includes +95bps from the Poland disposal, -56bps related to €3.2bn additional share buyback to distribute approximately 50% of the CET1 capital generated following the completion of the Poland disposal and -55bps related to the TSB acquisition.

Thank you

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    22 July 2026 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer